

08025344

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STRATEGIC CAPITAL INVESTMENTS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3228 SHADBERRY COURT
(No. and Street)

SALINE	MICHIGAN	48176
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH M. BURKE (734) 944-8018
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JACQUELINE M. DONOHUE, CPA
(Name — *if individual, state last, first, middle name*)

349 PINEBROOK BOULVARD	NEW ROCHELLE	NEW YORK	10804
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSEPH M. BURKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STRATEGIC CAPITAL INVESTMENT, LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

MANAGING MEMBER

Title

Notary Public


SARAH L DAVIS
Notary Public - Michigan
Lenawee County
My Commission Expires Nov 29, 2012
Acting in the County of Washtenaw

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JACQUELINE M. DONOHUE
CERTIFIED PUBLIC ACCOUNTANT
349 PINEBROOK BOULVARD
NEW ROCHELLE, NEW YORK 10804

(914) 576-7166
FAX (914) 576-5621
jackie2w@yahoo.com

Independent Auditor's Report

Managing Members
Strategic Capital Investments, LLC

I have audited the accompanying statements of financial condition of Strategic Capital Investments, LLC as of December 31, 2007, and the related statements of income, changes in members' equity, and changes in financial condition for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strategic Capital Investments, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Jacqueline M Donohue, CPA
February 5, 2008

Strategic Capital Investments, LLC
Statement of Financial Position
As of December 31, 2007

ASSETS

CURRENT ASSETS	
Cash	$ 2,991.89
Commissions receivable	503.97
Clearing Broker Deposit Account	10,680.78
Money Market-Insured Deposit	1,456.52
Total Current Assets	15,633.16
FURNITURE & EQUIPMENT	
Office equipment	2,700.46
Less: accumulated depreciation	(2,200.79)
Total Fixed Assets	499.67
Total Assets	$ 16,132.83

LIABILITIES & MEMBERS' EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 1,334.07
MEMBERS' EQUITY	
Members' capital	14,798.76
	$ 16,132.83

See accompanying notes and accountant's report.

Strategic Capital Investments, LLC
Statement of Income
For the Year Ended December 31, 2007

REVENUE	
Commissions	$ 68,883.77
Interest and dividends	321.99
Other income	39,974.89
	109,180.65
OPERATING EXPENSES	
Market research, news and quotes	4,935.78
Clearing expenses	8,456.50
Insurance	11,014.81
Telephone and utilities	984.66
Legal and accounting	2,895.00
Registrations and membership fees	1,473.00
Other operating expenses	2,029.63
Depreciation	166.55
	31,955.93
Net Income	$ 77,224.72

See accompanying notes and accountant's report.

Strategic Capital Investments, LLC
Statement of Changes In Financial Position
For the year ended December 31, 2007

Cash Flows from Operating Activities:		
Net (Loss)	$	77,224.72
Adjustments to reconcile net income to net Cash provided by operating activities:		
Depreciation		166.55
Increase in Accrued Expenses		1,134.07
Change in commissions receivable		5,640.15
Decrease in Insured Deposit		2,910.94
Change in Broker receivable		(232.93)
Net Cash Provided by Operating Activities		86,843.44
Cash Flows from Financing Activities:		
Distribution of members' capital		(88,830.00)
Net Cash Provided by Financing Activities		(88,830.00)
Cash Flows from Financing Activities:		
Net Decrease in Cash		(1,986.50)
Cash at Beginning of Period		4,978.39
Cash at End of Period	$	2,991.89

See accompanying notes and accountant's report.

Strategic Capital Investments, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2007

Beginning Members' Equity	$ 26,404.04
Additions	.00
Withdrawals	(88,830.00)
Net Income	77,224.72
Ending Member's Equity	$ 14,798.76

See accompanying notes and accountant's report.

Strategic Capital Investments, LLC
Notes to Financial Statements
For the Year Ended December 31, 2007

1. SIGNIFICANT ACCOUNTING POLICIES. The Company currently has a clearing arrangement with Legent Clearing Corp. on a fully disclosed basis. The Company's customer accounts are carried on the books of the clearing broker. Commission income from securities transactions are recorded by the Company on a settlement date basis and clearing expenses recorded on a trade date basis. Other commission income is recorded when received by the Company.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value by the Board of Directors. The resulting difference between cost & market (or fair value) is included in trading gains and losses.

Depreciation is provided on a straight line basis using estimated useful lives of five years.

2. INCOME TAXES. The Company was formed as a limited liability company and elected to be treated as sole proprietorship for federal income tax purposes.

3. MEMBERS' CAPITAL. The Company was formed on June 2, 1995 pursuant to the Michigan Limited Liability Act.

4. COMMITMENTS AND CONTINGENT LIABILITIES. According to Company management, there are no contingent liabilities, commitments or pending litigation against the Company.

5. NET CAPITAL. The Company is subject to the Securities and Exchange Commissions' Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of $ 5,000 for 2007, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 for broker/dealers. As of December 31, 2007, the Company had net capital of $14,056 that was $9,056 in excess of its 2007 net capital requirement of $5,000.

6. CONCENTRATIONS OF CREDIT RISK. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

JACQUELINE M. DONOHUE
CERTIFIED PUBLIC ACCOUNTANT
349 PINEBROOK BOULVARD
NEW ROCHELLE, NEW YORK 10804

(914) 576-7166
FAX (914) 576-5621
jackie2w@yahoo.com

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Managing Members
Strategic Capital Investments, LLC

I have audited the accompanying financial statements of Strategic Capital Investments, LLC as of and for the year ended December 31, 2007 and have issued my report thereon dated February 5, 2008. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jacqueline M Donohue, CPA

February 05, 2008

SCHEDULE I

Strategic Capital Investments, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

NET CAPITAL

Total members' equity	$ 14,799
Deduction for non-allowable assets	500
Net capital before haircuts on securities positions	14,299
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	
A. Money market fund	-0-
B. State & municipal government obligations	-0-
C. Stocks	-243-
D. Undue concentrations	-0-
Net Capital	$ 14,056

AGGREGATE INDEBTEDNESS

Items include in statement of financial position	
Accrued expenses	$ 1,334
Total aggregate indebtedness	$ 1,334

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,000
Excess net capital at 1500%	$ 9,056
Excess net capital at 1000%	$ 13,922
Ratio: Aggregate indebtedness to net capital	9.0%

SCHEDULE I (Continued)

Strategic Capital Investments, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

RECONCILIATION WITH COMPANY'S COMPUTATION

(included in Part IIA of Form X-17A-5 as of December 31, 2007)

Net Capital as reported in Company's Part IIA (Unaudited) FOCUS report	$ 14,056
Net audit adjustments	-0-
Net capital per above	$ 14,056

SCHEDULE II & III

The Company claims an exemption from SEC Rule (Rule 15c3-3(2)(B). All customer transactions are cleared through Legent Clearing Corp. on a fully disclosed basis. Therefore, the reporting requirements of these schedules have been omitted.

SCHEDULE IV

Omitted.

JACQUELINE M. DONOHUE

CERTIFIED PUBLIC ACCOUNTANT
349 PINEBROOK BOULVARD
NEW ROCHELLE, NEW YORK 10804

(914) 576-7166
FAX (914) 633-5891
jackie2w@yahoo.com

Managing Members
Strategic Capital Investments, LLC

In planning and performing my audit of the financial statements and supplemental schedules of Strategic Capital Investments, LLC as of December 31, 2007 I considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA Regulations, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jacqueline McDonough, CPA

February 05, 2008

END